Filed Pursuant to Rule 433
Registration No. 333-167811
February 7, 2011
Delta Air Lines, Inc. (“Delta”)
(NYSE Symbol: DAL)

Securities:	Pass Through Certificates, Series 2010-1B (the “Class B Certificates”)

Amount:	$100,447,000

Preliminary Prospectus Supplement:	Delta has prepared and filed with the SEC a Preliminary Prospectus Supplement, dated February 7, 2011 (the “Preliminary Prospectus Supplement”), which includes additional information regarding the Class B Certificates. Terms used but not defined herein shall have the meanings set forth in the Preliminary Prospectus Supplement.

Ratings:	It is a condition to the issuance of the Class B Certificates that they be rated by Moody’s and Standard & Poor’s at not less than the ratings set forth in the table below:

Moody’s:	Ba3
Standard & Poor’s:	BB+

The issuance of the Class B Certificates is also subject to receipt of written confirmation from Moody’s and Standard & Poor’s that the issuance of the Class B Certificates would not result in a reduction, withdrawal or suspension of the ratings of the Class A Certificates.

Public Offering Price:	100%

CUSIP:	24781P AA7

ISIN:	US24781PAA75

Coupon/Stated Interest Rate:	6.375%

Make-Whole Spread over Treasuries:	0.50%

Class B Liquidity Provider Rating:	The Class B Liquidity Provider currently meets the Liquidity Threshold Rating requirement. The Class B Liquidity Provider has Short-Term Ratings of P-1 from Moody’s and A-1 from Standard & Poor’s.

Available Amount under the Class B Liquidity Facility at July 2, 2011[1]:	$9,605,244

Initial “Maximum Commitment” under the Class B Liquidity Facility:	$9,605,244

Underwriters’ Purchase Commitments:
Goldman, Sachs & Co.:	$33,482,334
Deutsche Bank Securities Inc.:	$33,482,333
Morgan Stanley & Co. Incorporated:	$33,482,333

Underwriting Commission:	$1,130,029

Concession to Selling Group Members:	0.50%

Discount to Broker/Dealers:	0.25%

Transfer Restrictions for Class B Certificates:	The Class B Certificates will be subject to transfer restrictions. They may be sold only to qualified institutional buyers, as defined in Rule 144A under the Securities Act of 1933 (as amended), for so long as they are outstanding.

Underwriting Agreement:	February 7, 2011

Settlement:	February 14, 2011 (T+5) closing date, the 5th business day following the date hereof.
A rating is not a recommendation to purchase, hold or sell the Class B Certificates, and such rating does not address market price or suitability for a particular investor. There can be no assurance that the ratings assigned on the Class B Issuance Date by Moody’s and Standard & Poor’s to the Class B Certificates referred to above will not be lowered or withdrawn by one or more rating agencies.
The issuer has filed a registration statement (including a prospectus) and a related prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request them by calling Goldman, Sachs & Co. toll-free 1-866-471-2526, Deutsche Bank Securities Inc. toll-free 1-800-503-4611 or Morgan Stanley toll-free 1-866-718-1649 (institutional investors).

[1]	The first Regular Distribution Date after the Class B Issuance Date.

2